Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-173327 and 333-217141) and Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 13, 2018 relating to the financial statements, which appears in this Form 6-K.

Buenos Aires, Argentina.
March 13, 2018.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/	(Partner)
Jorge Frederico Zabaleta